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[CANWEST MEDIAWORKS LOGO]

For Immediate Release
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            MICHAEL WILLIAMS DEPARTS CANWEST MEDIAWORKS PUBLICATIONS

(TORONTO - Monday, January 9, 2006) - CanWest MediaWorks Publications Inc. today announced the departure of Michael Williams as President, Publications. Until a successor has been appointed, Mr. Williams' position will be replaced by a regional management structure, reporting to Peter Viner. Dennis Skulsky, President and Publisher of CanWest MediaWorks' Pacific Newspaper Group will now assume the additional responsibilities as Group Publisher, Western Region. Jim Orban, Publisher, Ottawa Citizen, will assume the additional responsibilities of Group Publisher, Eastern Canada.

As part of this re-organization, Gordon Fisher, Publisher, National Post, will now report directly to David Asper, Executive Vice President, CanWest Global and Chairman, National Post. Noah Godfrey, Publisher Dose, will report directly to Peter Viner, President and CEO, Canadian Operations, CanWest MediaWorks.

"We wish to thank Mr. Williams for his contributions to the Company, and wish him well in his future endeavours," said Mr. Viner.

"We are fortunate to have seasoned executives of the caliber of Dennis and Jim to draw upon at this time," Mr. Viner continued. "I am confident they will provide a seamless transition and the strong leadership needed to drive our business forward."

ABOUT CANWEST MEDIAWORKS PUBLICATIONS INC.
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     CanWest MediaWorks Publications Inc., which is 74% indirectly owned by
CanWest Global Communications Corp, (CanWest) (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com) and 24% indirectly owned by the CanWest MediaWorks Income Fund (www.canwest.com/incomefund). CanWest, an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.



For further information, contact:

Dervla Kelly
Director, Corporate Communications
416-442-3807
dekelly@canwest.com
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